EXHIBIT 99.7

Pledge of Participations in Limited Partnerships

Entered into between

Dr. Winfried Kill

Parkstrasse 32 a, 51427 Bergisch Gladbach

- hereinafter referred to as ‘Security Grantor’ -

and

Norddeutsche Landesbank – Girozentrale –

Friedrichswall 10, 30159 Hannover

- hereinafter referred to as ‘NORD/LB’-

The Parties herewith agree to the following:

1.

Upon registration with the commercial register the Security Grantor becomes owner of a limited partnership interest with a nominal value of EUR 6,000,000.00 in MS ‘VEGA NIKOLAS’ Schifffahrtsgesellschaft mbH & Co KG, registered with the commercial register of the local court of Hamburg under registration number HRA 105927 (referred to hereinafter as ‘Company 1’), the nominal capital of which amounts to EUR 6,250,000.00. Until such registration is effected, the Security Grantor is an atypical silent partner. All payments in respect of the limited partnership interest have been made.

2.

The Security Grantor holds a fully paid in limited partnership interest with a nominal value of EUR 5,965,000.00 in MS ‘VEGA Phillip’ Schifffahrtsgesellschaft mbH & Co KG, registered with the commercial register of the local court of Hamburg under registration number HRA 104415 (referred to hereinafter as ‘Company 2’), the nominal capital of which amounts to EUR 7,045,000.00.

3.

The Security Grantor holds a fully paid in limited partnership interest with a with a nominal value of EUR 5,938,000.00 in MS ‘VEGA SONJA’ Schifffahrtsgesellschaft mbH & Co KG, registered with the commercial register of the local court of Hamburg under registration number HRA 105929 (referred to hereinafter as ‘Company 3’), the nominal capital of which amounts to EUR 6,118,000.00.

4.

The Security Grantor holds a fully paid in limited partnership interest with a nominal value of EUR 1,907,500.00 in MS ‘VEGA HELSINKI’ Schifffahrtsgesellschaft mbH & Co KG, registered with the commercial register of the local court of Hamburg under registration number HRA 104302 (referred to hereinafter as ‘Company 4’), the nominal capital of which amounts to EUR 7,500,000.00.

5.

The Security Grantor herewith pledges the participations referred to under the preceding sections 1, 2, 3 and 4 in the Companies 1, 2, 3 and 4 (hereinafter referred to as the ‘Interests’) to NORD/LB to secure all present and future, including conditional and time limited, claims of NORD/LB against the Security Grantor from the second supplemental agreement entered into between the Security Grantor and NORD/LB on October 15, 2008 to the purchase agreement dated July 29, 2008 regarding the purchase of shares in Remote MDX, Inc., incorporated in Utah, USA, (ISIN US75961Q1013). With respect to the company referred to under section 1, the pledge—including the stipulations made hereinafter – also relate to assignable claims and rights under the atypical silent partnership interest as well as to future participation as limited partner after registration with the commercial register.

The pledge comprises all present and future assignable property rights of the Security Grantor against the companies and the other shareholders resulting from the partnership. In particular, these rights include the right to receive earnings attached to the Interests as well as any dividend distributions and other payments, the right to receive liquidation proceeds in case of dissolution of the company and claims resulting from the retirement of the Security Grantor from any of the aforementioned companies. In this respect, the parties agree that a utilization pledge has been granted pursuant to Section 1273 paragraph 2, Section 1213 of the German Civil Code and NORD/LB does not assume any responsibilities under Section 1214 of the German Civil Code.

6.

The Security Grantor assures that he has not disposed of his Interests or single present or future property rights resulting from his participation in the companies in any other way, particularly not of the right to claim the dissolution balance or the right to claim a share in the profits, and that no third party rights exist with respect to the participation or single property rights resulting from the participation.

7.	The Security Grantor shall remain entitled to exercise the rights associated with the pledged Interests, particularly the voting rights, on his own.

In case of shareholders’ decisions legally or economically affecting the company and possibly adversely sustainably affecting its financial circumstances, the Security Grantor shall exercise his voting right in the shareholders’ meetings taking into account the security interests of NORD/LB and shall inform NORD/LB of such decisions. The Security Grantor shall not make declarations or take legal actions which frustrate or jeopardize NORD/LB’s pledge, particularly which reduce the pledged Interest as subject of the pledge.

Until revocation by NORD/LB, the Security shall remain entitled to receive dividend payments, other payments and liquidation proceeds in case of dissolution of the companies.

8.

NORD/LB is entitled to realize the pledged Interests in case the Security Grantor does not make payments on the secured claims when they are due despite reasonable notice period. In this case, NORD/LB is also entitled to revoke the Security Grantor’s authorization to receive under section 7.

NORD/LB shall give notice to the Security Grantor about the realization of the Interests and grant the Security Grantor a time period during which the Security Grantor is allowed to raise defenses against NORD/LB’s authority to realize the Interests, or to avoid realization by payment on all due claims secured by the pledge.

Such time period shall not be less than two weeks, provided that this pledge agreement constitutes a mutual commercial deal. If this pledge does not qualify as mutual commercial deal, the time period shall not be less than one month. A notice and granting of a time period shall not be required in case the Security Grantor ceased to make any and all payments, or in case the Security Grantor filed for the commencement of insolvency proceedings over the Security Grantor’s assets.

For the purpose of realizing the Interests and in deviation from Section 1277 sentence 1 of the German Civil Code, NORD/LB is entitled to sell the pledged by public auction without enforceable instrument. NORD/LB may also request the Security Grantor to realize the Interests in accordance with NORD/LB’s instructions and with assistance of Vega-Reederei GmbH & Co. KG, Große Elbstrasse 145c, 22767 Hamburg, in the best possible way or to assist in the realization.

9.	The Security Grantor instructs NORD/LB to notify Companies 1, 2, 3 and 4 of this pledge.

Pursuant to section 14 of the respective articles of association, the pledge of requires the approval of the general partner. Their consent declarations dated November 4, 2008 are presented as exhibits to this agreement.

10.	NORD/LB accepts the pledge based on the provisions laid out above.

11.

Should any provision of this agreement be or become void or inoperable, this agreement shall nonetheless remain in force. The Parties shall replace such void or inoperable provision with a valid or operable provision, the effect of which resembles the economic result of the void or inoperable provision most.

Bergisch Gladbach, November 13, 2008	/s/ Dr. Winfried Kill
Dr. Winfried Kill

Hannover, November 17, 2008	Norddeutsche Landesbank Girozentrale

/s/ Olaf Hugenberg
Mr. Olaf Hugenberg

/s/ Bernd Sablowsky
Mr. Bernd Sablowsky